Exhibit 23.2



              INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN LLP

We have not been able to obtain, after reasonable efforts, the written consent from our former independent public accountant, Arthur Andersen LLP, to our incorporation by reference in Form 10-K pertaining to Spartech Corporation, of their report dated December 6, 2001 with respect to the financial statements and the supplemental schedule of Spartech Corporation included in the Annual Report on Form 10-K for the year ended November 3, 2001, as required by section 7 of the Securities Act of 1933, as amended. Accordingly, you will be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.